Mail Stop 3561

November 26, 2007

Shailen Singh, Chief Executive Officer
Coffee Pacifica, Inc.
2813 7th Street
Berkeley, California 94710-2702

> **Re: Coffee Pacifica, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed November 2, 2007**
> **File No. 333-142601**

Dear Mr. Singh:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please ensure that you update your prospectus so that it reflects information as of a current date. Specifically, please update the Security Ownership of Certain Beneficial Owners and Management so that it reflects information as of a more recent date. Finally, please update your Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations to include your financial results for the period ending September 30, 2007.

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As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert J. Burnett, Esq.
        Parsons/Burnett, LLP
        Via Facsimile